№82-5198
Rule 12g3-2(b) exemption

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-13/41 date 04.04.07 pages incl. cover

RECEIVED 2007 APR -9 P

07022440

[redacted]rities and Exchange Commission
e of International Finance,
›rate Finance Division
'ifth Street, N.W.
ington, D.C.20549, U.S.A.

SUPPL

Dear Sirs and Madams!

The information given below is forwarded to the US Securities and Exchange Commission (the Commission) on behalf of OJSC «CenterTelecom» (the Issuer), the company established in correspondence with the legislation of the Russian Federation, due to Rule 12g3-2(b)(1)(iii) adopted on the basis of Exchange Act of 1934 with amendments, in accordance with requirements to exemption provided to the Issuer by the Commission under Rule 12g3-2(b).

Attachments:

1. About inclusion of 05 series bonds of OJSC «CenterTelecom» in the Quotation List Б CJSC «SE MICEX» - 2 pages.
2. About conclusion of agreement on inclusion and support of 05 series bonds in the Quotation List of CJSC « SE MICEX » - 2 pages.
3. About sale of ordinary shares of OJSC «CenterTelecom» - 4 pages.
4. About acquisition of ordinary shares of OJSC « CenterTelecom » - 2 pages.
5. About payment of the first coupon yield on 05 series bonds - 3 pages.
6. About candidates for the Board of Directors and Audit Committee of OJSC «CenterTelecom».
7. List of Affiliated Persons as of December 31, 2006.

PROCESSED
APR 12 2007
THOMSON FINANCIAL

Sincerely,

General Director S.V. Pridantsev

dlw 4/10

82-5198

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*

2. Contents of the notice
About inclusion of joint-stock company's securities in the list of securities accepted for trading by trade organizer in the securities market
2.1. Full corporate name of trade organizer in the securities market: *Closed Joint-Stock Company «Stock Exchange MICEX» (hereafter – SE MICEX).*
2.2. Form, category, type of the joint-stock company's securities included in the list of securities accepted for trading by trade organizer in the securities market: *-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage (state registration number of the issue 4-20-00194-A dated 15.06.2006) (hereafter – Bonds).*
2.3. Name of quotation list, in which joint-stock company's securities were included: *Bonds were included in the Quotation List of SE MICEX «Б».*

3. Signature		
3.1. General Director OJSC «CenterTelecom»	____________________ Seal	S.V. Prodantsev
3.2. Date: March 26, 2007.		

82-5798

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2.Содержание сообщения

О включении ценных бумаг акционерного общества в список ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг

2.1. Полное фирменное наименование организатора торговли на рынке ценных бумаг: ***Закрытое акционерное общество «Фондовая биржа ММВБ» (далее – ФБ ММВБ)*** .

2.2. Вид, категория, тип ценных бумаг акционерного общества, включенных в список ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг: ***процентные документарные неконвертируемые облигации ОАО «ЦентрТелеком» на предъявителя серии 05 с обязательным централизованным хранением (государственный регистрационный номер выпуска 4-20-00194-А от 15.06.2006) (далее – Облигации).***

2.3. Наименование котировального списка, в который включены ценные бумаги акционерного общества: ***Облигации включены в Котировальный список ФБ ММВБ «Б».***

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» ____________ С.В. Приданцев

3.2. Дата «26» марта 2007г.

Открытое акционерное общество Центральная телекоммуникационная компания * Российская Федерация * Г.Р. № 1025006174710 * ЦЕНТР ТЕЛЕКОМ

82-5798

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***

2. Contents of the notice
About conclusion of agreement with stock exchange by the joint-stock company, on the basis of which listing of the joint-stock company's securities is conducted
2.1. Full corporate name of the stock exchange conducting listing of the joint-stock company's securities: ***Closed Joint-Stock Company «Stock Exchange MICEX».***
2.2. Form, category, type of the joint-stock company's securities, listing of which is conducted by the stock exchange: ***interest-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage (state registration number of the issue 4-20-00194-A dated 15.06.2006).***
2.3.Date of conclusion and number of agreement, under which the stock exchange conducts listing of the joint-stock company's securities: ***Agreement on inclusion and support of securities in the Quotation List of Closed Joint-Stock Company «Stock Exchange MICEX» № Б-144 dated 27.03.2007.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	____________________ Seal	S.V. Prodantsev
3.2. Date: March 27, 2007.		

82-5198

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2.Содержание сообщения
О заключении акционерным обществом договора с фондовой биржей, на основании которого осуществляется листинг ценных бумаг акционерного общества 2.1. Полное фирменное наименование фондовой биржи, осуществляющей листинг ценных бумаг акционерного общества: ***Закрытое акционерное общество «Фондовая биржа ММВБ».*** 2.2. Вид, категория, тип ценных бумаг акционерного общества, листинг которых осуществляется фондовой биржей: ***процентные документарные неконвертируемые облигации ОАО «ЦентрТелеком» на предъявителя серии 05 с обязательным централизованным хранением (государственный регистрационный номер выпуска 4-20-00194-А от 15.06.2006).*** 2.3.Дата заключения и номер договора, на основании которого фондовой биржей осуществляется листинг ценных бумаг акционерного общества: ***Договор о включении и поддержании ценных бумаг в Котировальном списке Закрытого акционерного общества «Фондовая биржа ММВБ» № Б-144 от 27.03.2007.***

3. Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»	С.В. Приданцев
3.2. Дата «27» марта 2007г.	

Российская Федерация * Г.Р. № 1025006174710 * Открытое акционерное общество «Центральная телекоммуникационная компания» ЦЕНТР ТЕЛЕКОМ

82-5198

Notice of material fact
«Information about inclusion of a shareholder in the Issuer's shareholders register, who holds at least 5 percents of the Issuer's ordinary shares, and any change as a result of which the part of such shares owned by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percents of placed ordinary shares»

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***

2. Contents of the notice

2.1. Full corporate name (for legal entities – commercial organizations), name (for legal entities – non-commercial organizations), surname, name, patronymic name (for natural persons) of the Issuer's shareholder: ***Closed Joint-Stock Company «UBS Securities».***

2.2. Fraction of the issuer's ordinary shares owned by the mentioned person before change: ***5.2837%.***

2.3. Fraction of the issuer's ordinary shares owned by the mentioned person after change: ***0.0000%.***

2.4. Date, on which the Issuer learnt about change in the fraction of the Issuer's ordinary shares owned by the mentioned person: ***30.03.2007.***

2.5. Reason for change in the fraction of the Issuer's ordinary shares owned by the mentioned person (acquisition or alienation of the Issuer's ordinary shares by the person; placement of additional ordinary shares by the Issuer; decrease of the charter capital by the Issuer by redemption of a part of placed ordinary shares): ***alienation of the Company's ordinary shares by the person.***

2.6. If the fraction of the Issuer's ordinary shares owned by the mentioned person changed as a result of acquisition or alienation of the Issuer's ordinary shares by such person (excluding acquisition of additional ordinary shares of the Issuer during their placement), - date of entry made to personal account (securities account) of the mentioned person: ***28.03.2007.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ______________ S.V. Pridantsev

Seal

3.2. Date: March 30, 2007.

82-5198

Сообщение о существенном факте
«Сведения о включении в реестр акционеров эмитента акционера, владеющего не менее чем 5 процентами обыкновенных акций эмитента, а также о любом изменении, в результате которого доля принадлежащих этому акционеру таких акций стала более или менее 5, 10, 15, 20, 25, 30, 50 или 75 процентов размещенных обыкновенных акций»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2. Содержание сообщения

2.1. Полное фирменное наименование (для юридических лиц - коммерческих организаций), наименование (для юридических лиц – некоммерческих организаций), фамилия, имя, отчество (для физических лиц) акционера эмитента: ***Закрытое акционерное общество «Ю Би Эс Секьюритиз».***

2.2. Доля принадлежавших указанному лицу обыкновенных акций эмитента до изменения: ***5,2837%.***

2.3. Доля принадлежащих указанному лицу обыкновенных акций эмитента после изменения: ***0,0000%.***

2.4. Дата, в которую эмитент узнал об изменении доли принадлежащих указанному лицу обыкновенных акций эмитента: ***30.03.2007.***

2.5. Основание для изменения доли принадлежащих указанному лицу обыкновенных акций эмитента (приобретение или отчуждение лицом обыкновенных акций эмитента; размещение эмитентом дополнительных обыкновенных акций; уменьшение эмитентом уставного капитала путем погашения части размещенных обыкновенных акций): ***отчуждение лицом обыкновенных акций Общества.***

2.6. В случае, если доля принадлежащих указанному лицу обыкновенных акций эмитента изменилась в результате приобретения или отчуждения таким лицом обыкновенных акций эмитента (за исключением приобретения дополнительных обыкновенных акций эмитента в ходе их размещения), - дата внесения соответствующей записи по лицевому счету (счету депо) указанного лица: ***28.03.2007.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «30» марта 2007 г.		

Открытое акционерное общество «Центральная телекоммуникационная компания» * Российская Федерация * ОГРН 1025006174710 * ЦЕНТР ТЕЛЕКОМ

82 - 5198

Notice of material fact
«Information about inclusion of a shareholder in the Issuer's shareholders register, who holds at least 5 percents of the Issuer's ordinary shares, and any change as a result of which the part of such shares owned by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percents of placed ordinary shares»

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*

2. Contents of the notice

2.1. Full corporate name (for legal entities – commercial organizations), name (for legal entities – non-commercial organizations), surname, name, patronymic name (for natural persons) of the Issuer's shareholder: ***Closed Joint-Stock Company «UBS Securities».***

2.2. Fraction of the issuer's ordinary shares owned by the mentioned person before change: ***0.0000%.***

2.3. Fraction of the issuer's ordinary shares owned by the mentioned person after change: ***5.2837%.***

2.4. Date, on which the Issuer learnt about change in the fraction of the Issuer's ordinary shares owned by the mentioned person: ***23.03.2007.***

2.5. Reason for change in the fraction of the Issuer's ordinary shares owned by the mentioned person (acquisition or alienation of the Issuer's ordinary shares by the person; placement of additional ordinary shares by the Issuer; decrease of the charter capital by the Issuer by redemption of a part of placed ordinary shares): ***acquisition of the Company's ordinary shares by the person.***

2.6. If the fraction of the Issuer's ordinary shares owned by the mentioned person changed as a result of acquisition or alienation of the Issuer's ordinary shares by such person (excluding acquisition of additional ordinary shares of the Issuer during their placement), - date of entry made to personal account (securities account) of the mentioned person: ***22.03.2007.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ______________ S.V. Pridantsev

Seal

3.2. Date: March 23, 2007.

82-5798

Сообщение о существенном факте
«Сведения о включении в реестр акционеров эмитента акционера, владеющего не менее чем 5 процентами обыкновенных акций эмитента, а также о любом изменении, в результате которого доля принадлежащих этому акционеру таких акций стала более или менее 5, 10, 15, 20, 25, 30, 50 или 75 процентов размещенных обыкновенных акций»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2. Содержание сообщения
2.1. Полное фирменное наименование (для юридических лиц - коммерческих организаций), наименование (для юридических лиц – некоммерческих организаций), фамилия, имя, отчество (для физических лиц) акционера эмитента: ***Закрытое акционерное общество «Ю Би Эс Секьюритиз».*** 2.2. Доля принадлежавших указанному лицу обыкновенных акций эмитента до изменения: ***0,0000%.*** 2.3. Доля принадлежащих указанному лицу обыкновенных акций эмитента после изменения: ***5,2837%.*** 2.4. Дата, в которую эмитент узнал об изменении доли принадлежащих указанному лицу обыкновенных акций эмитента: ***23.03.2007.*** 2.5. Основание для изменения доли принадлежащих указанному лицу обыкновенных акций эмитента (приобретение или отчуждение лицом обыкновенных акций эмитента; размещение эмитентом дополнительных обыкновенных акций; уменьшение эмитентом уставного капитала путем погашения части размещенных обыкновенных акций): ***приобретение лицом обыкновенных акций Общества.*** 2.6. В случае, если доля принадлежащих указанному лицу обыкновенных акций эмитента изменилась в результате приобретения или отчуждения таким лицом обыкновенных акций эмитента (за исключением приобретения дополнительных обыкновенных акций эмитента в ходе их размещения), - дата внесения соответствующей записи по лицевому счету (счету депо) указанного лица: ***22.03.2007.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком» 3.2. Дата «23» марта 2007 г.	М.П.	С.В. Приданцев

82-5198

Notice of material fact

«Information about inclusion of a shareholder in the Issuer's shareholders register, who holds at least 5 percents of the Issuer's ordinary shares, and any change as a result of which the part of such shares owned by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percents of placed ordinary shares»

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*

2. Contents of the notice

2.1. Full corporate name (for legal entities – commercial organizations), name (for legal entities – non-commercial organizations), surname, name, patronymic name (for natural persons) of the Issuer's shareholder: ***Specialized State Organization under the Russian Federation Government «Russian Federal Property Fund».***

2.2. Fraction of the issuer's ordinary shares owned by the mentioned person before change: ***9.5916%.***

2.3. Fraction of the issuer's ordinary shares owned by the mentioned person after change: ***0.0000%.***

2.4. Date, on which the Issuer learnt about change in the fraction of the Issuer's ordinary shares owned by the mentioned person: ***23.03.2007.***

2.5. Reason for change in the fraction of the Issuer's ordinary shares owned by the mentioned person (acquisition or alienation of the Issuer's ordinary shares by the person; placement of additional ordinary shares by the Issuer; decrease of the charter capital by the Issuer by redemption of a part of placed ordinary shares): ***alienation of the Company's ordinary shares by the person.***

2.6. If the fraction of the Issuer's ordinary shares owned by the mentioned person changed as a result of acquisition or alienation of the Issuer's ordinary shares by such person (excluding acquisition of additional ordinary shares of the Issuer during their placement), - date of entry made to personal account (securities account) of the mentioned person: ***22.03.2007.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ______________ Seal S.V. Pridantsev

3.2. Date: March 23, 2007.

82-5798

Сообщение о существенном факте
«Сведения о включении в реестр акционеров эмитента акционера, владеющего не менее чем 5 процентами обыкновенных акций эмитента, а также о любом изменении, в результате которого доля принадлежащих этому акционеру таких акций стала более или менее 5, 10, 15, 20, 25, 30, 50 или 75 процентов размещенных обыкновенных акций»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2. Содержание сообщения
2.1. Полное фирменное наименование (для юридических лиц - коммерческих организаций), наименование (для юридических лиц – некоммерческих организаций), фамилия, имя, отчество (для физических лиц) акционера эмитента: ***Специализированное Государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального имущества».***
2.2. Доля принадлежавших указанному лицу обыкновенных акций эмитента до изменения: ***9,5916%.***
2.3. Доля принадлежащих указанному лицу обыкновенных акций эмитента после изменения: ***0,0000%.***
2.4. Дата, в которую эмитент узнал об изменении доли принадлежащих указанному лицу обыкновенных акций эмитента: ***23.03.2007.***
2.5. Основание для изменения доли принадлежащих указанному лицу обыкновенных акций эмитента (приобретение или отчуждение лицом обыкновенных акций эмитента; размещение эмитентом дополнительных обыкновенных акций; уменьшение эмитентом уставного капитала путем погашения части размещенных обыкновенных акций): ***отчуждение лицом обыкновенных акций Общества.***
2.6. В случае, если доля принадлежащих указанному лицу обыкновенных акций эмитента изменилась в результате приобретения или отчуждения таким лицом обыкновенных акций эмитента (за исключением приобретения дополнительных обыкновенных акций эмитента в ходе их размещения), - дата внесения соответствующей записи по лицевому счету (счету депо) указанного лица: ***22.03.2007.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В. Приданцев
3.2. Дата «23» марта 2007 г.		

82-5798

CENTER TELECOM

CenterTelecom made payment of on the first coupon of bonds, 05 series.

Moscow, 6 March 2007. CenterTelecom completely made payment of income on the first coupon of interest-bearing documentary non-convertible bonds issued to bearer, 05 series, in the amount of 121 020 000 rubles .

In accordance with Resolution of securities issue (state registration number 4-20-00194-A dated 15 June 2006), approved by the Board of Directors of CenterTelecom on 21 April 2006, the interest rate on the first coupon equals to the amount of the subsequent three coupons. The rate on the first coupon is fixed at the competition on the date of the beginning of placing of bonds at MICEX and approved by Order of the General Director in the amount of 8.09% per annum. The amount of income paid on a single bond by CenterTelecom equaled to 40.34 rubles .

Between 5 September 2006 and 5 March of the current year, 620 transactions were entered on MICEX; the aggregate value of the said transactions was 23 270 milliard rubles ; including the number of transactions on RPS equal to 224 for the amount of 8 929 milliard rubles ; RREPO transactions - 201 for the amount 10 492 milliard rubles . The maximal price increased up to 105.79% of the par value.

82-5198

Communication dated 06.03.2007

2.1. Class, category (type), series and other identification details of the securities: ***interest documentary non-convertible bonds issued to bearer, series 05, of mandatory centralized custody (hereinafter- the "Bonds").***
2.2. State registration number of the securities issue, the date of state registration: ***4-20-00194-A dated 15 June 2006.***
2.3. Name of the registering authority that registered the securities issue: ***The Federal Service for Financial Markets.***
2.4. Issuer's managerial body that passed a resolution on fixing (procedure of fixing) the interest rate (on **the coupon) in the issuer's bonds:** ***the rate on the first coupon is fixed in accordance with the Resolution on Securities Issue (the state registration number 4-20-00194-F dated 15 June 2006) approved by the Board of Directors of CenterTelecom on 21 April 2006 (Minutes No.4 dated 21 April 2006). According to the results of the competition for fixing the rate on the first coupon of the Bonds held on the date of beginning of placing of Bonds via trading system of CJSC "FB MICEX", the first coupon rate was fixed at the level of 8,09% per annum and approved by Order of the General Director of CenterTelecom dated 05 September 2006 No. 443.***
2.5. The date of passing a resolution on fixing the interest rate (coupon) on the issuer's bonds: ***05 September 2005.***
2.6. The date of drawing up of minutes of the meeting of the issuer's authorized managerial body, at which a resolution was passed fixing the interest rate (coupon) on the issuer's bonds: ***Order of the General Director of CenterTelecom dated 05 September 2006.***
2.7. Issuer's obligation Content: ***payment of the first coupon income on the Bonds.*** The aggregate amount of interest and (or) other income subject to payment on the issuer's Bonds: ***121 020 000 rubles (One hundred twenty one million twenty thousand rubles 00 kopecks).***
The amount of interest and(or) other income subject to payment per issuer's Bond: ***40.34 rubles (forty rubles 34 kopecks).***
2.8. The form of income payment on issuer's securities: ***by money transfer in the currency of the Russian Federation.***
2.9. The date of performing of issuer's obligations: ***06 March 2007***
2.10. The aggregate amount of interest and (or) other income paid on the issuer's Bonds: ***121 020 000 rubles (One hundred twenty one million twenty thousand rubles 00 kopecks).***
2.11. The fact of performance of obligations of the issuer: ***the obligations were performed in full.***

82-5198

Сообщение о существенных фактах
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента», «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования настоящего сообщения в соответствии с Решением о выпуске ценных бумаг	***«Российская газета», «Приложение к Вестнику ФСФР»***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее – Облигации).***

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-20-00194-А от 15 июня 2006 г.***

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***ставка по первому купону определена в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-20-00194-А от 15 июня 2006 г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 21 апреля 2006 г. (Протокол № 24 от 21 апреля 2006 г.). По результатам конкурса по определению ставки первого купона Облигаций, проведенного в дату начала размещения Облигаций с использованием системы торгов ЗАО «ФБ ММВБ», ставка первого купона установлена в размере 8,09% годовых и утверждена Приказом Генерального директора ОАО «ЦентрТелеком» от 05 сентября 2006 г. № 443.***

2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***05 сентября 2006 г.***

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***Приказ Генерального директора ОАО «ЦентрТелеком» от 05 сентября 2006 г.***

2.7. Содержание обязательства эмитента: ***выплата первого купонного дохода по Облигациям.***

Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).***

Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***40,34 руб. (Сорок рублей 34 копейки).***

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***денежными средствами в валюте Российской Федерации в безналичном порядке.***

2.9. Дата, в которую обязательство эмитента должно быть исполнено: ***06 марта 2007 г.***

2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента: ***121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).***

2.11. Факт исполнения обязательства эмитента: ***обязательство исполнено в полном объеме.***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком» С.В. Приданцев

М.П.

3.2. Дата «06» марта 2007 г.

82-5798

CENTER TELECOM

RECEIVED
2007 ... -9 P 1:4...

Moscow, 9 march 2006. The Board of Directors of CenterTelecom at its meeting held on 6 March 2006, taking into account recommendations of the Committee for Corporate Mmanagement of the Board of Directors, approved the lists of candidates into the Board of Directors and the Auditing Committee of the Company. 25 candidates pretend to 11 offices in the Board of Directors; 13 candidates pretend to 7 places in the Auditing Committee.

The Board of Directors considered proposals made by the shareholders (see below) lawful:

- OJSC "Svyazinvest" (holding 50.6884% of voting shares);
- Russian Fund of Federal Property (holding 9.5916% of voting shares);
- Lindsell Enterprises Limited (holding 2.2835% of voting shares);
- PROTSVETANIE HOLDINGS LIMITED, MEDVEZHONOK HOLDINGS LIMITED, Lancrenan Investments Ltd., PROSPERITY RASSVET LIMITED (holding in aggregate 2.0035% of voting shares).

№	Candidate's full name	Place of work and title	Proposing shareholder
1	**Mikhail A. Alekseyev**	Representative of OJSC «Svyazinvest»	OJSC «Svyazinvest»
2	**Nikolai B. Arutyunov**	Director of Analytic Division of the Moscow representative office of "NCH Advisors, Inc."	Lindsell Enterprises Limited
3	**Ekaterina O. Vasilyeva**	Director of Corporate Finances Department of OJSC KIT Finance Investment Bank	Lindsell Enterprises Limited
4	**Vladislav S. Vasin**	First deputy General Director of CJSC "Sky Link"	PROTSVETANIYE HOLDINGS Ltd., MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd.. PROSPERITY RASSVET Ltd.
5	**Anatoly A. Gavrilenko**	General Director of CJSC "Leader"	Lindsell Enterprises Limited
6	**Valery V. Dagtyarev**	General Director of CJSC «Professional telecommunications»	OJSC «Svyazinvest»
7	**Ekaterina S. Erofteyeva**	Deputy Director of Strategic Development Department of OJSC "Svyazinvest"	OJSC «Svyazinvest»
8	**Alexander N. Kiselev**	General Director of OJSC "Svyazinvest"	OJSC «Svyazinvest»
9	**Sergei S. Konkov**	Head of Department of the Russian Federal Property Fund	Russian Federal Property Fund (RFPF)
10	**Sergei I. Kuznetsov**	Representative of OJSC «Svyazinvest»	OJSC «Svyazinvest»
11	**Oleg V. Leonov**	Marketing Director of MR "Center" of OJSC "MTS"	PROTSVETANIYE HOLDINGS Ltd.. MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd., PROSPERITY RASSVET Ltd.
12	**Konstantin V. Markov**	Director of MR "Center" of OJSC "MTS"	PROTSVETANIYE HOLDINGS Ltd., MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd., PROSPERITY RASSVET Ltd.
13	**Dmitry A. Milovantsev**	Deputy Minister of Information Technologies and Communication of the RF	Russian Federal Property Fund (RFPF)
14	**Natalya V. Odintsova**	Leading Analyst of CJSC "Leader"	Lindsell Enterprises Limited
15	**Oksana V. Petrova**	Deputy Head of Division under Corporate Governance Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
16	**Victor A. Polishchuk**	Advisor to General Director of OJSC "Russian Telecommunication Network"	OJSC «Svyazinvest»
17	**Igor G. Polovnev**	Economist of Investor Protection Association	Red Hand Investments Limited
18	**Sergei V. Pridantsev**	General Director of OJSC "CenterTelecom"	OJSC «Svyazinvest»
19	**Victor D. Savchenko**	Executive Director – Director of Corporate Management and Legal Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»

20	**Elena P. Selvich**	Executive Director – Director of Economy and Finances Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
21	**Nikolai V. Tokarev**	Vice-President on Finances of OJSC "COMSTAR-UTS"	PROTSVETANIYE HOLDINGS Ltd., MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd., PROSPERITY RASSVET Ltd.
22	**Dmitry Y. Tushunov**	Senior Economist of CJSC "Leader"	Lindsell Enterprises Limited
23	**Maksim Y. Tsyganov**	Managing Director of the branch of OJSC KIT Finance Investment Bank	Lindsell Enterprises Limited
24	**Yevgeny A. Chechelnitsky**	Deputy General Director of OJSC «Svyazinvest»	OJSC «Svyazinvest»
25	**Alexander V. Shevchuk**	Expert of the Investor Protection Association	Red Hand Investments Limited

The following candidates have been entered into the list of voting at elections into the Board of Directors of CenterTelecom (as listed in the lawfull proposals of the shareholders), namely:

№	Candidate's full name	Place of work and title	Proposing shareholder
1	**Polina V. Burmistrova**	Senior Expert of Corporate Management and Legal Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
2	**Olga G. Koroleva**	Chief Accountant of OJSC «Svyazinvest»	OJSC «Svyazinvest»
3	**Denis V. Kulikov**	Deputy executive Director of Investor Protection Association	Red Hand Investments Limited
4	**Tatyana N. Markina**	Head of Corporate Reporting Division of MR "Center" of OJSC "MTS"	PROTSVETANIYE HOLDINGS Ltd., MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd., PROSPERITY RASSVET Ltd.
5	**Yevgeny A. Nechayev**	Head of Division under Strategic Development Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
6	**Marina V. Nikolenko**	Senior expert of the Russian Federal Property Fund	Russian Federal Property Fund (RFPF)
7	**Igor P. Pavlov**	Deputy Director – Head of Division under Centralized projects Management Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
8	**Sergei V. Podosinov**	Deputy Head of Internal Audit department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
9	**Elena A. Rassudimova**	Deputy Director – Chief Accountant of OJSC "MTS"	PROTSVETANIYE HOLDINGS Ltd., MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd., PROSPERITY RASSVET Ltd.

10	**Igor N. Repin**	Deputy Executive Director of Investor Protection Association	Red Hand Investments Limited
11	**Mikhail V. Topilin**	Senior Expert of External Relations and Regulatory Authorities relations of CJSC "Sistema Telecom"	PROTSVETANIYE HOLDINGS Ltd., MEDVEZHONOK HOLDINGS Ltd., Lancrenan Investments Ltd., PROSPERITY RASSVET Ltd.
12	**Mikhail V. Tretyakov**	Head of Division under economy and Finances Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»
13	**Natalya V. Uzlova**	Deputy Head of Division under Accounting, Tax and Statistical Reporting Department of OJSC «Svyazinvest»	OJSC «Svyazinvest»

82-5798

LIST OF AFFILIATED PERSONS

Open Joint-Stock Central Telecommunications Company

Issuer code: 00194-A

as of December 31, 2006

Issuer's location: 23, Proletarskaya Str., Khimki, Moscow Region 141400

The information contained herein is subject to disclosure in accordance with the securities legislation of the Russian Federation.

Web-site: www.centertelecom.ru

General Director S.V.Pridantsev

«___» __________ 2007

Issuer Codes
INN 5000000970 OGRN 1025006174710

I. Structure of affiliated persons as of 31.12.2006г.

№ No.	Company full name (non-profit institution name), or an affiliated person's full name (first name, patronymics and last name)	Legal entity's location or individual's place of residence (only with the consent of an individual)	Ground (grounds) validating the affiliation of a person	Date of occurrence of the ground (grounds)	Affiliated person share interest in the authorized capital, %	Affiliated person share of ordinary stock, %
1	2	3	4	5	6	7
1.	***Antonyuk Boris Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
2.	***Arutyunov Nikolai Bagratovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
3.	***Beskorovainy Andrei Vladimirovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
4.	***Degtyarev Valery Viktorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
5.	***Kiselev AlexanderNikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
6.	***Kuznetsov Sergei Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-

7.	***Milovantsev Dmitry Alexanderovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
8.	***Petrova Oksana Valeryevna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
9.	***Savchenko Victor Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
10.	***Selvich Elena Petrovna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
11.	***Yashin Valery Nikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	*0.01274%*	*0.00190%*
12.	***Pridantsev Sergei Vladimirovich***	*Moscow*	*The person exercises the authority of the Joint-Stock Company's sole executive body*	*25.01.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*02.08.2006*		
13.	***Antyushin Pavel Valeryevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
14.	***Gribov Alexander Pavlovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
15.	***Karmanov Dmitry Vareyvich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
16.	***Kartashov Andrei Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
17.	***Kirillov Alexander Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
18.	***Lutsky Alexander Alexandrovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
19.	***Nazarov Sergei Victorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-

20.	***Parkhomenko Dmitry Anatolyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*25.11.2006*	-	-
21.	***Dagestan Open Joint-Stock Company of Communications and Information Technology***	*3 Rasul Gamzatov Av., Makhochkala, 367000, Republic of Dagestan*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
22.	***Closed Joint-Stock Company Mobile Telecommunications***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*15.09.1998*	-	-
23.	***Closed Joint-Stock Company StartKom***	*6, 2nd Spasonalivkovsky Lane, GSP - 1, Moscow 117909*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*20.08.1998*	-	-
24.	***Closed Joint-Stock Company "RusLeasingSvyaz"***	*6, 2nd Spasonalivkovsky Lane, B-49, GSP –1, Moscow, 119991*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*29.05.1997*	-	-
25.	***Closed Joint-Stock Company FK-Svyaz***	*14, Volgogradsky Prospect, Moscow 109316*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*15.07.1998*	-	-
26.	***Open Joint-Stock Company VolgaTelecom***	*House of Communications, Maxim Gorky Square, Nizhny Novgorod 603000*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
27.	***Open Joint-Stock Company Giprosvyaz***	*11, 3rd Khoroshevskaya Str., Moscow 123298*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*30.05.1997*	-	-
28.	***Open Joint-Stock Company Dalnevostochnaya companya electrosvyazi***	*57, Svetlanskaya Str., Vladivostok 690950*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
29.	***Open Joint-Stock Company Kostroma Municipal Telephone Network***	*6, Gagarina Str., Kostroma 156026*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	*0.00045%*	*0.00060%*
30.	***Open Joint-Stock Company Moscow City Telephone Network***	*Bdg. 3, 12, Petrovsky Boulevard, Moscow 103051*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-

31.	***Open Joint-Stock Company North- West Telecom***	*14/26 Gorokhovaya, Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
32.	***Open Joint-Stock Company Sibirtelecom***	*53, Gorkogo Str., Novosibirsk 630099*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
33.	***Open Joint-Stock Company UralSviazInform***	*11, Moskovskaya Str., Ekaterinburg 620014, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
34.	***Open Joint-Stock Company Central Telegraph***	*7, Tverskaya Str., Moscow 125375, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-
35.	***Open Joint-Stock Company Southern Telecommunications Company***	*66, Karasunskaya Str., Krasnodar 350000*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
36.	***Open Joint-Stock Company of Long-distance and International Electric Communication Rostelecom***	*15 Dostoyevskogo Str., Saint-Petersburg, 191002, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-
37.	***Closed Joint-Stock Insurance Company Medexpress***	*14/26, Gorokhovaya Str., Saint-Petersburg 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*24.06.2005*	-	-
38.	***Non-governmental Pension Fund Telecom-Soyuz***	*48 Myasnitskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*03.12.2003*	-	-
391 .	***Closed Joint-Stock Company «RadioTel»***	*6 letter «П» Chapygina Str., Saint-Petersburg, 197376*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*13.06.2004*	-	-
40.	***Closed Joint-Stock Company "Professional telecommunications"***	*76/71 Sadovnicheskaya Str., bld. 3, Moscow, 113035*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.10.2004*	-	-

41.	***Open Joint-Stock Company «Tetrasvyaz»***	*36/14 Bakhrushina Str., bld. 3, Moscow, 115054*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*04.04.2004*	-	-
42.	***Russian Foundation for the History of Telecommunications***	*7, Pochtamtskaya Str., Saint-Petersburg 190000*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*02.12.2004*	-	-
43.	***Non-profit Partnership Center for Telecommunications Development Research***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.02.2006*	-	-
44.	***Closed Joint-Stock Company Saint-Petersburg Public Telephones***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*10.06.2005*	-	-
45.	***Open Joint-Stock Company National Public Telephone Network***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*20.06.2005*	-	-
46.	***Open Joint-Stock Company «Svyazintec»***	*Bld. 2, 55 Plyushchikha Str., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*06.07.2006*	-	-
47.	***NCH Advisors,Inc***	*6 floor, block C, 17-23 Taganskaya Str., Moscow, 109147*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-
48.	***Open Joint-Stock Company Investment Communication Company***	*Build.2, 55, Pluschikha Str. 5, Moscow 119121*	*The entity controls over 20% of the Joint-Stock Company voting stock.*	*10.10.1995*	*38.01654%*	*50.68849%*

49.	***Closed Joint-Stock Company CenterTelecomService***	*Office 101, 23 Proletarskaya St., Khimki, Moscow Region, 141400*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*01.04.2003*	-	-
50.	***Closed Joint-Stock Company Vladimir Teleservice***	*20, Gorokhovaya Str., Vladimir*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
51.	***Closed Joint-Stock Company Telecom of Ryazan Region***	*36, Svobody Str., Ryazan 390006*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
52.	***Closed Joint-Stock Company TeleRoss-Voronezh***	*25 Krasnoarmeyskaya Str., Voronezh, 394000*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
53.	***Limited Liability Company Telecom-Stroy***	*6, 2nd Minsky Alley, Ivanovo, 153017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
54.	***Limited Liability Company Vladimirsky Taxophone***	*32-a Stroitelei Prospect, Vladimir 620014*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
55.	***Limited Liability Company MobilCom***	*17, Mira Str., Vladimir 600017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
56.	***Limited Liability Company Tver-Telecom***	*24 Novotorzhskaya Str., Tver 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*18.05.1998*	-	-
57.	***Limited Liability Company Telecom-Terminal***	*13 Lenina Prospect, Ivanovo, 153000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting*	*30.11.2002*	-	-

			the authorized (share) capital of the entity.			
58.	***Closed Joint-Stock Company Teleport-Ivanovo (TPI)***	*90 Tashkentskaya Str., Ivanovo 153032*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*26.07.2005*	-	-
59.	***Limited Liability Company Production and Invention Enterprise Svyaz-Service-Irga***	*21 Yesenina Str., Ryazan 390046*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
60.	***Open Joint-Stock Company Russian Telecommunication Network***	*2/15 Maroseika Str., Moscow 101000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*02.03.2004*	-	-
61.	***Open Joint-Stock Company Rinfotels Telecommunication Company***	*43 Yesenina Str., Ryazan 390023*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	*0.00109%*	*0.00145%*
62.	***Closed Joint-Stock Company «ATS»***	*22-A Novotorzhskaya Str., Tver, 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*21.11.2005*	*0.01140%*	*0.01519%*

Changes in the List of Affiliated Persons made during the period from

01.10.2006 to 27.11.2006

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members***				***24.11.2006***	***27.11.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Batmanov Mikhail Vladimirovich	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	

2.	***Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members***				***24.11.2006***	***27.11.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Bilibin Yury Alexandrovich	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

3.	***Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members***				***24.11.2006***	***27.11.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Unified Registration Company»	*15A Kalanchevskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.04.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

4.	***Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members***				***24.11.2006***	***27.11.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «PeterStar»	*78 Bolshoy Passage-way, Saint-Petersburg, 199106*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

5.	***Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members***				***24.11.2006***	***27.11.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company Telecominvest	*54 Nevsky Prospect, Saint-Petersburg 191011*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

6.	***Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members***				***24.11.2006***	***27.11.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «RTC-Leasing»	*5 Delegatskaya Str., Moscow, 127473*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*29.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

7.	*Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members*				*24.11.2006*	*27.11.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «RTComm.RU»	*Bld. 43, 13 2nd Zvenigorodskaya Str., Moscow, 123022*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*29.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

8.	*Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members*				*24.11.2006*	*27.11.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «RTC-Invest»	*Office 220, Business center «Chayka-Plaza», Bld. 1, Sredny Tishinsky Side-street, Moscow, 123557*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*30.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

9.	*Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members*				*24.11.2006*	*27.11.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Centel»	*Bld. 1, 10 Rozanova Str., Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*11.05.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

10.	*Exclusion from the List of Affiliated Persons in connection with early termination of authorities of the Company's collective executive body members*				*24.11.2006*	*27.11.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Russian Industrial Bank»	*Bld. 1, 40, Shchepkina Str., Moscow, 129110*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

11.	*Inclusion into the List of Affiliated Persons in connection with appointment of a member of the Company's collective executive body*				*25.11.2006*	*27.11.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Parkhomenko Dmitry Anatolyevich	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*25.11.2006*	-	-

END